Exhibit (a)(3)

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

TO CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, as amended, the undersigned Trustee of VAM Relative Value Fund, a Delaware statutory trust (the “Trust”), executed this Certificate of Amendment, which sets forth the following:

1.	Name of Statutory Trust: VAM Relative Value Fund

2.	The Certificate of Trust of the Trust filed on July 5, 2016, is hereby amended by changing Article FIRST thereof so that, as amended, Article FIRST shall read in its entirety as follows:

“FIRST: The name of the statutory trust is: The Relative Value Fund.”

3.	This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned Trustee has executed this Certificate of Amendment on this 23rd day of November, 2016.

/s/ Anthony J. Fischer
Name: Anthony J. Fischer
Title: Trustee